SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Gemstar – TV Guide International, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Arthur M. Siskind, Esq.

The News Corporation Limited

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

With copies to:

Jeffrey W. Rubin, Esq.

Hogan & Hartson L.L.P.

875 Third Avenue

New York, New York 10022

(212) 918-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 15 pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (Entities Only) The News Corporation Limited

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 174,931,473 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 174,931,473 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,931,473

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 42.9%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (Entities Only) K. Rupert Murdoch

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 174,931,473 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 174,931,473 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,931,473

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 42.9%

14.	Type of Reporting Person IN

1.	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (Entities Only) Sky Global Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 87,465,737 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 87,465,737 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,465,737

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.4%

14.	Type of Reporting Person CO

1.	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (Entities Only) News Publishing Australia Limited

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 87,465,736 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 87,465,736 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,465,736

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.4%

14.	Type of Reporting Person CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 8 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000, with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“News Corporation”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by News Corporation, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by News Corporation, K. Rupert Murdoch, SGH and NPAL (collectively, the “Reporting Persons”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the Reporting Persons, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the Reporting Persons, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the Reporting Persons, and (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the Reporting Persons (collectively, the “Prior Filing” and collectively with this Amendment No. 8, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

This Amendment reports that News Corporation, Dr. Henry C. Yuen and Ms. Elsie Ma Leung no longer may be considered to constitute a “group” under Rule 13d-5 of the Commission. See Item 6.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated to read in its entirety as follows:

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could result in any of the events or circumstances referred to in the next paragraph of this Item 4. However, acquiring additional securities would generally require the Board to agree to amend or waive provisions of the Issuer’s rights plan. The Reporting Persons specifically reserve the right to change their intentions with respect to any or all of these matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; the performance of the Issuer’s management; other developments concerning the Issuer and their businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

SGH is the indirect beneficial owner, through its control of TVGH Holdco, of 87,465,737 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. NPAL is the indirect beneficial owner, through its control of LUVSG Holdco (which owns 70,704,586 shares of Common Stock) and LTVGIA Holdco (which owns 16,761,150 shares of Common Stock), of 87,465,736 shares of Common Stock, approximately 21.4% of the issued and outstanding Common Stock. Each of News Corporation and Mr. K. R. Murdoch may be deemed to be indirect beneficial owners of the 87,465,737 shares of Common Stock beneficially owned by SGH and the 87,465,736 shares of Common Stock beneficially owned by NPAL, for a total of 174,931,473 shares of Common Stock, approximately 42.9% of the issued and outstanding Common Stock. The share percentages are calculated based on 408,237,746 shares of Common Stock outstanding as of May 15, 2003.

To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock. The Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated to read in its entirety as follows:

The arrangements described below exist with respect to the Common Stock.

STOCKHOLDERS’ AGREEMENT

News Corporation is party to the Stockholders’ Agreement, dated as of October 4, 1999 and effective on July 12, 2000, by and among News Corporation, Dr. Yuen, Liberty Media Corporation (“Liberty”) and the Issuer, as amended by Amendment No. 1 thereto, dated as of November 7, 2002, among News Corporation, Dr. Yuen and the Issuer (as amended, the “Stockholders’ Agreement”).

Directors: Under the Stockholders’ Agreement, News Corporation and Dr. Yuen agreed to certain voting arrangements requiring them to vote for each other’s director designees. Such voting arrangements ceased in accordance with their terms on April 18, 2003. The Stockholders’ Agreement continues to provide that, until July 12, 2005, News Corporation is entitled to designate one director to the Board.

Registration Rights: The Stockholders’ Agreement provides that until the tenth anniversary of July 12, 2000, News Corporation (or transferees of its Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer is not required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

Notwithstanding the foregoing, the Issuer is not required to effect any demand registration after such time as News Corporation (or transferees of its Common Stock), as the case may be, is able to sell all of its Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

Under the Stockholders’ Agreement, the Issuer agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer’s legal and accounting expenses for subsequent registrations.

Under the Stockholders’ Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

Under the Stockholders’ Agreement, the Issuer agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale.

The Stockholders’ Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

The foregoing discussion of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the original Stockholders’ Agreement, which is an exhibit to this Statement and is incorporated by reference herein, and Amendment No. 1 thereto, which is an exhibit to this Statement and is incorporated by reference herein.

UMBRELLA AGREEMENT

An Umbrella Agreement, dated November 7, 2002, among News Corporation, Dr. Yuen, Ms. Leung and the Issuer, set forth certain agreements among the parties relating to the restructuring of the Issuer’s management and corporate governance.

The Umbrella Agreement includes an agreement among News Corporation, Dr. Yuen and Ms. Leung to vote all shares of Common Stock beneficially owned by them for the approval of an amendment to the Gemstar-TV Guide International, Inc. 1994 Stock Incentive Plan, as amended, at an annual or special meeting of stockholders. Such vote occurred at the Issuer’s annual meeting on May 20, 2003, so such voting obligations have ceased. As all agreements among News Corporation, Dr. Yuen and Ms. Leung to acquire, hold, vote or dispose of equity securities of the Issuer have ceased to be in effect, News Corporation, Dr. Yuen and Ms. Leung do not constitute a “group” under Rule 13d-5 of the Commission.

Also under the Umbrella Agreement, News Corporation, Dr. Yuen and Ms. Leung agreed to a mutual release. Further, News Corporation agreed to indemnify the Issuer for certain losses, including the liability for “gross up” tax payments and the loss of tax deductions, attributable to “excess parachute payments” associated with the management and corporate governance restructuring that could be triggered upon a change of control of the Issuer (as described in Section 280G(b)(2)(A)(i) of the Internal Revenue Code) that is the result of affirmative actions taken by News Corporation or its affiliates in the future. The foregoing description of the Umbrella Agreement is subject to and qualified in its entirety by reference to the full text of the Umbrella Agreement, which is an exhibit to this Statement and is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated to read in its entirety as follows:

Exhibit 7(a)	Stockholders’ Agreement (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(b)	Joint Filing Agreement among the Reporting Persons, dated May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(c)	Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons’ Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(d)	Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons’ Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(e)	Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, Liberty UVSG, Inc. (“LUVSG”), News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(f)	Letter Agreement Regarding Certain Stockholders’ Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(g)	Agreement and Plan of Merger, dated as of November 27, 2001, by and among Liberty, Liberty TVGIA, Inc. (“LTVGIA”), News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons’ Schedule 13D/A (Amendment No. 3, filed on December 7, 2001)).

Exhibit 7(h)	Amendment No. 1 to the Stockholders’ Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(i)	Umbrella Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003

THE NEWS CORPORATION LIMITED

By:	/s/ ARTHUR M. SISKIND

Name: Arthur M. Siskind
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003

Name:	*

K. Rupert Murdoch

* By:	/s/ ARTHUR M. SISKIND

Arthur M. Siskind
Attorney-in-Fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003

SKY GLOBAL HOLDINGS, INC.

By:	/S/ ARTHUR M. SISKIND

Name: Arthur M. Siskind
Title: Senior Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2003

NEWS PUBLISHING AUSTRALIA LIMITED

By:	/s/ ARTHUR M. SISKIND

Name: Arthur M. Siskind
Title: Senior Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 7(a)	Stockholders’ Agreement (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(b)	Joint Filing Agreement among the Reporting Persons, dated May 17, 2001 (incorporated by reference to Exhibit 7(i) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(c)	Power of Attorney, dated July 24, 2000, (incorporated by reference to Exhibit 7(e) to the Reporting Persons’ Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(d)

Letter Agreement, dated September 27, 2000, between News Corporation and Liberty (incorporated by reference to Exhibit 7(f) to the Reporting Persons’ Schedule 13D/A (Amendment No. 1, filed on October 10, 2000)).

Exhibit 7(e)

Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty, LUVSG, News Corporation and NPAL (incorporated by reference to Exhibit 7(g) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(f)

Letter Agreement Regarding Certain Stockholders’ Agreement Matters, dated May 2, 2001, between News Corporation and Liberty (incorporated by reference to Exhibit 7(h) to the Reporting Persons’ Schedule 13D/A (Amendment No. 2, filed on May 17, 2001)).

Exhibit 7(g)

Agreement and Plan of Merger, dated as of November 27, 2001 by and among Liberty, LTVGIA, News Corporation and NPAL (incorporated by reference to Exhibit 7(j) to the Reporting Persons’ Schedule 13D/A (Amendment No. 3, filed on December 7, 2001)).

Exhibit 7(h)	Amendment No. 1 to the Stockholders’ Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).

Exhibit 7(i)	Umbrella Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated November 7, 2002 (Commission file number 0-26878)).